Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements of SciSparc Ltd (“SciSparc”) on Form F-3 (File No. 333-286099, File No. 333-275305, File No. 333-269839, File No. 333-266047, File No. 333-255408 and File No. and 333-248670) and in the Registration Statements of SciSparc on Form S-8 (File No. 333-286791, File No. 333-278437 and File No. 333-225773), of our report, dated March 27, 2025, with respect to our audit of the financial statements of AutoMax Motors Ltd. as of December 31, 2024, included in this Report of Foreign Private Issuer on Form 6-K furnished by SciSparc.

Jerusalem, Israel

	By:	/s/ Ben David Shalvi Kop & Co.
Date: June 9, 2025		Ben David Shalvi Kop & Co.